Exhibit 14

ZALE CORPORATION

CODE OF BUSINESS CONDUCT
AND ETHICS

ALL DIRECTORS, OFFICERS AND OTHER EMPLOYEES ARE REQUIRED TO
COMPLETE A CERTIFICATION OF COMPLIANCE, WHICH IS LOCATED AT THE
END OF THIS DOCUMENT.

September 2003
This Code of Business Conduct and Ethics supersedes and invalidates prior Codes of Business
Conduct.

YOUR RESPONSIBILITIES

Code Background

     Zale Corporation was founded more than 75 years ago with this customer commitment: Provide superior service using the basic principles of honesty, integrity and trust. Today our customers, vendors and the business communities in which we operate continue to rely on our reputation as a company that maintains the highest standards of ethical business conduct.

     This Code of Business Conduct and Ethics applies to all directors, officers and other employees of Zale Corporation and its subsidiaries (collectively “Zale” or the “company”). This Code extends to relations between employees and their co-workers and to conduct between employees and their managers. In addition, the Code extends to dealings between Zale directors, officers and other employees, on the one hand and Zale’s trade vendors, other suppliers, customers and competitors, on the other hand.

Code Summary

Our Code:

1.	Forbids directors, officers and other employees from accepting any unauthorized financial gain, benefit, gift, service or favor from any of the company’s trade vendors or suppliers of services.

2.	Bans any conduct that has the potential for a conflict of interest; i.e., where the opportunity for personal gain might influence the way a director, officer or other employee carries out the duties and responsibilities of his or her position.

3.	Bans any conduct that has the appearance of impropriety; i.e., conduct that suggests an unauthorized conflict or potential conflict of interest.

4.	Forbids directors, officers and other employees from disclosing confidential Zale information to outsiders or from removing confidential information from company premises.

5.	Requires that Zale’s books and records, and its financial condition and transaction reports be kept accurately, honestly and completely.

6.	Requires full and prompt disclosure of all material business events and developments.

7.	Requires strict compliance with all federal and state laws governing Zale’s business operations, including, but not limited to:

•	collecting of state sales taxes;

•	reporting large currency payments by customers;

•	complying with U.S. Customs regulations that require disclosure of currency and merchandise brought back into the United States;

•	forbidding insider stock trading in Zale stock or other securities;

•	prohibiting corporate political contributions;

•	forbidding illegal payments to government officials;

•	prohibiting discrimination or harassment, including that of a sexual nature of any kind, of any employee, vendor or customer; and

•	governing wage and hour practices and policies.

TAKE A COMMON SENSE TEST	HOW TO REPORT VIOLATIONS

A good test for judging your conduct under	Any director, officer or other employee who has
Zale’s Code of Business Conduct and Ethics is:	questions about potential conduct or believes a Code
violation has occurred or is about to occur should
If you would be embarrassed for your supervisor or	follow the procedures described on pages 13 and 14 of
co-workers to read about your conduct on the front	this Code.
page of tomorrow morning’s newspaper or if the
conduct is potentially harmful to the company...	You can directly call the company’s general counsel
in the Legal department at 972-580-5248.
DON’T DO IT	All contacts with the Legal department
are kept confidential.

FAIR DEALING

Honesty, integrity and trust are the underpinnings of Zale’s success and must be observed in all respects at all times. Directors, officers and other employees should endeavor to deal fairly with the company’s customers, suppliers and employees. Directors, officers and other employees should not take unfair advantage of anyone through the manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

CONFLICTS OF INTEREST

Policy

Conflicts of interest by company directors, officers and other employees are expressly forbidden. Any director, officer or other employee found to have accepted an unauthorized benefit, gift, service or favor from a vendor, customer or competitor of the company may be in violation of this policy. A familial relationship or shared residence with a vendor or employee of a vendor may also be considered a conflict of interest. A director, officer or other employee found to be in violation of this policy is subject to disciplinary action, up to and including divesting him or herself of the interest, ending the business relationship or, if the conflict is not disclosed and approved, immediate termination of employment or other relationship with Zale.

Anytime that a situation changes that creates a possible conflict of interest, the director, officer or other employee is responsible for submitting an updated Conflict of Interest form. Failure to do so may result in termination.

If a director, officer or other employee has any questions about potential conflicts of interest, he or she may seek clarification from the company’s Human Resources or Legal departments. In addition, should a director, officer or other employee become aware of a material transaction or relationship that reasonably could be expected to give rise to a conflict of interest, he or she should advise the company’s general counsel.

Definitions

Benefit, Gift, Service or Favor – Means (a) money or loans, (b) gifts of merchandise or a service or (c) unless specifically authorized by Zale’s chief executive officer in advance (as stated below), travel, hotel, meals or entertainment provided by a vendor or customers that exceeds normal and customary social contact or that which, if reciprocated by a director, officer or other employee, would not be covered under the company’s policies for expense reimbursement.

Competitor – Includes any business that engages, in whole or in part, in the manufacturing, wholesale or retail sale of jewelry or any other aspect of the company’s business.

Conflict of Interest – Exists when the way a director, officer or other employee would ordinarily deal with a vendor, customer or competitor is influenced or could be perceived by others to be influenced or compromised by a benefit, gift, service or favor that the vendor, customer or competitor has given or promised the director, officer or other employee or by a familial relationship between the director, officer or other employee and the vendor, customer or competitor.

Customer – Refers to any person who enters a Zale store for any reason other than Zale company business.

Director – Includes the director’s spouse and immediate family members.

Employee – Includes the employee’s spouse and immediate family members.

Officer – Includes the officer’s spouse and immediate family members.

Vendor – Includes actual or potential trade vendors, suppliers, landlords, independent contractors and providers of professional and other services.

GUIDELINES

As a Zale director, officer or other employee:

•	You, a relative or anyone who shares a residence with you may not accept payments of any nature from actual or potential vendors, customers or competitors.

•	You, a relative or anyone who shares a residence with you may not borrow money from actual or potential vendors or competitors or engage in other personal transactions with them (see Example B).

•	You, a relative or anyone who shares a residence with you may not serve on the board of directors of any vendor or competitor.

•	You, a relative or anyone who shares a residence with you may not hold any direct or indirect position in any corporation, partnership or organization with which the company does or may do business, or with which the company competes.

•	You, a relative or anyone who shares a residence with you may not hold a more than five percent stock interest in any publicly held corporation, partnership or organization that does or may do business with or competes with Zale. You may not hold any financial interest in any privately held corporation, partnership or organization that does or may do business with or competes with Zale.

•	You, a relative or anyone who shares a residence with you may not offer to sell a prospective customer any jewelry or watches that you or they personally own.

•	You, a relative or anyone who shares a residence with you may not accept travel, lodging or unusual benefits or other entertainment from a vendor or competitor unless an executive officer has first determined that the acceptance of such benefits conforms to customary industry practice and will be a good use of your time.

•	You, a relative or anyone who shares a residence with you may not conduct any business other than company business on company time or property.

•	The company may not lend money to a director or executive officer.

Examples of Conflicts of Interest

Example A

If a vendor offers to fly you to the Super Bowl, you must decline the offer since you could not reciprocate and be reimbursed for the cost under the company’s Expense Reimbursement Guidelines. If, on the other hand, a vendor takes you to a routine dinner, you can accept because you could reciprocate and turn in the cost of the meal for company reimbursement.

Example B

If a vendor offers you and your spouse the opportunity to stay at his vacation home in the Bahamas, you must decline the offer, even though your use of the home may not involve any out-of-pocket costs to the vendor. Otherwise, such conduct on your part could be perceived as an attempt by the vendor to improperly influence you in the performance of your duties.

Example C

It is customary in our industry for jewelry vendors to periodically sponsor dinner meetings, trade shows and other events where new products are introduced to buyers and other jewelry retailer representatives. Zale has traditionally sent appropriate representatives to these and other similar events. In this and other comparable situations, vendors, landlords and other suppliers customarily pay for all or a portion of the cost of attending these events. These costs may include travel, hotel, meals and entertainment. Accordingly, if Zale’s chief executive officer determines in advance that such attendance serves Zale’s business interests and would be a good use of your time, this Code will permit Zale representatives to continue to go to these events — at the expense of the sponsors.

Example D

If a jewelry repair person or other service provider is related to you (e.g., your spouse, sibling, parent or someone who shares a residence with you), you may not use that person for repairs or services at any company store. Such a relationship can be perceived as an attempt by the independent contractor to gain influence or benefit from your employment at Zale.

CORPORATE OPPORTUNITIES

You may not (a) take for yourself personally opportunities that are discovered through the use of corporate property, information or position; (b) use corporate property, information, or position for personal gain; or (c) compete with the company.

CONFIDENTIAL INFORMATION

POLICY

As a Zale director, officer or other employee, you may not disclose any confidential or proprietary information about the company to persons outside the company without prior authorization of senior management unless such disclosure is legally mandated. “Persons outside the company” include family, friends, vendors, customers, competitors or the news media.

WHAT IS CONFIDENTIAL INFORMATION?

Confidential information includes:

•	Business and store location plans

•	Strategic plans

•	Sales and financial data and reports

•	Forecasts

•	Products and pricing

•	Identity of associates, vendors and customers

•	Information contained in memoranda, reports, analyses, lists, schedules or electronic communications and all other documents prepared for internal use

•	Information obtained in meetings and discussions whether or not in writing

•	Information regarding internal systems and procedures

•	Information pertaining to any company or individual with whom Zale does business

•	Size or terms of purchase orders

•	Information about customer purchases

•	Merchandise assortments

•	Store rankings

•	Personnel and performance records

•	Build-out plans

•	Salary and employment information or any other information or materials designated by Zale as proprietary or confidential

•	Information pertaining to any lawsuits or government actions or investigations involving the company

•	Information concerning any company investigation or audit, internal or otherwise

Examples:

Q: You leave your employment at Zale Corporation. Your new employer, Zale competitor, asks you to contact the top company sales people whose names, phone numbers and rankings you obtained at your last company meeting. Can you do it?

A: No. Even though you no longer work for Zale, information that came into your possession during your employment at Zale remains the property of Zale, and is confidential and proprietary.

Computer Systems

The company relies heavily on computer systems to meet its financial, informational and operational requirements. It is therefore imperative that computer data, software, hardware and networks be protected against alteration, damage, theft or unauthorized access.

Any unauthorized use or reproduction of proprietary or copyrighted software or corporate data is prohibited. This includes, but is not limited to, monthly Profit and Loss Statements, Gross Margin Analyses, Projections and Models, Inventory Analyses, CATS Reports, RIS Reports, Sales Data, Operating Expense Data, etc.

In addition, you are prohibited from participating in on-line discussions or so-called “chat rooms” regarding the company’s business.

Examples:

Q: Can you remove computer reports containing sales plans and performance ranking provided to you by the company?

A: No, this action constitutes a breach of confidentiality.

Q: You notice on a popular chat room that one of the postings contains significant misstatements regarding the company that could cause the company harm. Can you correct them through your own posting?

A: No. You should bring the statements to the attention of the company’s investor relations department or general counsel and let them decide whether a response is appropriate.

MAINTENANCE OF BOOKS, RECORDS AND DISCLOSURE PROCEDURES

BOOKS AND RECORDS

Zale will continue to observe the most stringent standards in keeping our books and records. All company records must be complete and must accurately record and properly describe the transactions they reflect. All assets, liabilities, revenues and expenses shall be recorded in compliance with generally accepted accounting principles. Directors, officers and other employees are expected to cooperate fully with our internal and external auditors.

All transactions involving company funds must be accurately reflected on the books of account. False or misleading entries in such books are strictly prohibited. The creation and maintenance of secret or unrecorded funds or assets are strictly prohibited. Knowledge of any such activity by any employee must be reported promptly to the general counsel.

The company requires cooperation and open communications with its internal and external auditors. It is illegal to take any action to fraudulently influence, coerce, manipulate or mislead any independent public or certified public accountant engaged in the performance of an audit or our financial statements.

The laws and regulations applicable to filings made with the Securities and Exchange Commission, including those applicable to accounting matters, are complex. While the ultimate responsibility for the information included in these reports rests with senior management, numerous other employees participate in the preparation of these reports or provide information included in these reports. The company maintains disclosure controls and procedures to ensure that the information included in the reports that it files or submits to the Securities and Exchange Commission is collected and communicated to senior management in order to permit timely disclosure of the required information.

If you are requested to provide, review or certify information in connection with the company’s disclosure controls and procedures, you must provide the requested information or otherwise respond in a full, accurate and timely manner. Moreover, even in the absence of a specific request, you should report any information that you believe should be considered for disclosure in our reports that is not being appropriately considered to the company’s senior management.

If you have questions or are uncertain as to how the company’s disclosure controls and procedures may apply in a specific circumstance, promptly contact your supervisor or a more senior manager. The company wants you to ask questions and seek advice. Additional information regarding how to report your questions or concerns (including on a confidential, anonymous basis) is included below in this Code under the heading “Code Violations.”

CORPORATE ASSETS

You should protect the company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the company’s profitability. All company assets should be used for legitimate business purposes.

The company has extensive procedure designed to minimize both employee and third party theft. These procedures are dependent, however, on every employee’s diligent observation of them. It is incumbent on each employee to follow the company’s procedures and to report to his or her supervisor or other senior management any lapses that occur in following the procedures.

NEWS MEDIA CONTACT POLICY

If you are contacted by any member of the media, you should refer the questioner to the Corporate Communications department for coordination, approval and response.

In the event a media inquiry relates to a pending or threatened legal matter, an employee who is asked for a statement from any member of the media should refer the questioner to the company’s Legal department.

Without prior authorization from the company’s chief executive officer, chief operating officer, chief financial officer, general counsel, Corporate Communications Department or Investor Relations Department, no director, officer or other employee is permitted to reply or make statements to any reporter, journalist or commentator of any newspaper, magazine, radio or television station.

EXPLANATION

Because we are a public company, we are obligated to provide full and prompt disclosure of all material developments or events to our stockholders and the public. All statements to the media or responses to inquiries from the media dealing with sales, profitability and financial performance must be coordinated through the Investor Relations department. The company policy is that no company director, officer or other employee shall discuss sales, profitability or results of operations or any confidential information without prior authorization.

News Media Contacts

Investor Relations
972-580-5047

Legal Department
972-580-5248

COMPLIANCE WITH APPLICABLE LAWS

POLICY

The company is committed to strict compliance with all federal and state laws governing its business operations. If you are uncertain as to whether or how a law applies to the company, please contact your supervisor or the company’s general counsel.

STATE SALES TAX

Directors, officers and other employees must at all times comply with state sales tax laws requiring the collection of taxes due on sales of merchandise. Any director, officer or other employee found to have accommodated a purchaser by willfully failing to charge applicable state sales tax on any transaction or who ships an “empty box” to an “out-of-state customer” trying to evade sales tax will be subject to immediate termination of employment, according to federal law.

REPORTING CASH PAYMENTS OF $10,000 OR MORE

All directors, officers and other employees must strictly comply with U.S. Treasury regulations that require the company to promptly report any transaction during which a customer makes a currency payment of $10,000 or more. (Two separate purchases made with $10,000 aggregate cash still fall within U.S. Treasury regulations.)

U.S. CUSTOMS REGULATIONS

All directors, officers and other employees traveling outside the United States must comply strictly with applicable U.S. Customs regulations. These rules require that you report U.S. currency brought back into the country and merchandise brought back from foreign countries.

EEO POLICIES

All directors, officers and other employees are required to make policy and procedure decisions on the principles of equal employment opportunity as more fully described in Zale Corporation’s policy manual, Management Policies and Guidelines.

ILLEGAL PAYMENTS TO GOVERNMENT OFFICIALS

No director, officer or other employee shall make any payment to a domestic or foreign government official in order to obtain favored treatment with respect to the company’s business.

COMPLIANCE WITH FEDERAL SECURITIES LAWS

The company is a public company and is required to maintain books and records, to distribute information to its stockholders, and to file various information with the New York Stock Exchange and the Securities and Exchange Commission. Directors, officers and other employees are required to endeavor to fulfill these obligations in a full, fair, complete, accurate, timely and understandable manner. These matters are discussed more fully under the heading “Maintenance of Books, Records and Disclosure Procedures.”

No director, officer or other employee may purchase or sell Zale common stock or other securities when he or she has personal knowledge of material non-public information about the company’s business, prospects or financial condition. In addition, no director, officer or other employee is permitted to “tip” any relative or friend by disclosing non-public information about the company.

No director, officer or other employee may purchase or sell the securities of a company vendor or other party with which the company is doing business when he or she has personal knowledge of material non-public information about the vendor’s or other party’s business, prospects or financial condition as a result of working for the company. Similarly, no director, officer or other employee is permitted to “tip” any relative or friend by disclosing material non-public information about the vendor or other party.

Examples of non-public information that might be deemed material include:

•	quarterly or annual results;

•	internal earnings estimates, especially if significantly different from “street” estimates;

•	sales information;

•	financial liquidity problems or management changes;

•	stock or debt offerings;

•	negotiations concerning significant mergers, acquisitions or divestitures;

•	dividend recommendations, stock splits, stock repurchase programs, tender offers or exchange offers; and

•	significant litigation or labor disputes.

Either positive or adverse information may be material, and material undisclosed developments in matters previously disclosed may also constitute material non-public information. Also, as the magnitude of a potential event or transaction increases, and the greater the chance it will actually occur, the more likely it is that information regarding that event or transaction may be deemed material. Information is considered to be available to the public only when it has been released to the public through appropriate channels (e.g., by means of a press release or Securities and Exchange Commission filing) and enough time has elapsed to permit the market to absorb and evaluate the information. Once public release has occurred, information will normally be regarded as absorbed and evaluated within two or three business days thereafter.

Since issues arising under federal securities laws tend to be complex and require legal analysis, this Code does not attempt to deal with all of the questions you may have on this subject. The company’s general counsel regularly prepares supplemental documents for use by directors, officers and other employees of the company who require guidance on specific issues involving the application of securities laws and who, in some cases, have an increased reporting responsibility. Any employee may obtain a copy of the supplemental documents by contacting the company’s general counsel or any member of the Legal department staff at 972-580-5248.

Stock Trading Prohibited During Blackout Periods

In order to assure strict compliance with this policy, no directors, officers or other employees who are specifically designated as “insiders” by the general counsel shall be permitted to purchase or Zale securities during “blackout” periods when quarterly financial information is being calculated internally and when holiday sales trends are developing.

Blackout Dates

Blackout dates include (a) the periods beginning on the tenth day prior to the end of a fiscal quarter and ending two full trading days after the company publicly announces its quarterly or full year, as applicable, results of operations and (b) the period beginning Thanksgiving Day and ending two full trading days after the company’s Holiday Sales Release in January.

Open Dates

The dates other than blackout dates are open dates, and generally purchases and sales are permitted. However, even during open dates, directors, officers and other employees (and their respective related accounts) who are subject to the blackout requirements set forth above must receive advance clearance from the general counsel prior to executing a purchase or sale of Zale common stock or other securities. If the general counsel clears the proposed trade, such trade must be consummated within 10 days of receipt of approval, if at all.

CODE ADMINISTRATION AND VIOLATION

RESPONSIBLE CORPORATE OFFICER – GENERAL COUNSEL

The company’s Legal department is responsible for interpreting the Code and responding to specific questions from directors, officers and other employees about its application. Zale Corporation will make every effort to provide consistent treatment and guidance for prospective conduct.

GOOD JUDGEMENT RULE

Although this Code attempts to deal with many types of business conduct considered to be unethical, improper or detrimental to Zale’s reputation or interests, no company policy could ever anticipate every situation that arises during the course of your employment. You are, therefore, advised to use good judgment in dealing with issues that confront you in applying the Code to unusual situations not specifically covered by the Code.

REQUESTS FOR EXCEPTIONS AND WAIVERS

While most Code policies must be strictly followed, exceptions may be possible. For example, a minor conflict of interest situation can sometimes be resolved simply by disclosure of the possible conflict to all interested parties. If you believe that an exception to any of the policies is appropriate, you should first contact your supervisor. If the immediate supervisor agrees that an exception is appropriate, the approval of the Legal and/or Human Resources department shall then be sought. Exceptions to the Code for directors and executive officers may be made only by the company’s board or a board committee, and exceptions for directors or the company’s chief executive officer, principal financial officer, principal accounting officer, controller or other executive officers, or persons performing similar functions, must be immediately disclosed on Form 8-K, or, if permitted by applicable securities laws, the company’s website.

In cases where you are unable to decide whether a course of conduct is permissible, you are encouraged to ask for guidance from the general counsel. Such questions should be directed to:

     Zale’s Legal Department
     Telephone: 972-580-5248
     Fax:            972-580-4934

All inquiries will be kept confidential to the extent possible, and questions may be submitted on a “no-name” basis.

CODE VIOLATION

If you have violated this Code, you are subject to disciplinary action. Depending on the nature of the violation, this action could include immediate termination of employment or other relationship with Zale without prior notice.

You have a duty to promptly bring to the company’s attention any situation in which this Code has been — or is about to be — violated, regardless of whether you are involved. The company’s board has adopted a Policy for Receipt of Complaints. Any director, officer or other employee may obtain a copy of the policy by contacting the company’s general counsel or any member of the Legal department staff at 972-580-5248. The policy also is available on the company’s website. The policy provides that complaints can be made anonymously by calling 1-866-341-2633. The policy also provides that the confidentiality of complaints shall be maintained to the greatest extent practicable consistent with the company’s legal and other obligations.

No retaliatory action will be taken against an employee for reporting alleged violations to the company in good faith.

Officers and other employees should report such violations to their supervisors or to the next successive level of reporting authority – any management, Human Resources, Legal or LP representative. Directors should report such violations to the chief executive officer or the company’s general counsel. In the event that you are aware of a violation that you believe could materially harm the company, its shareholders, or others that is not being properly addressed, you are encouraged to contact any member of senior management, including the company’s general counsel.

Nothing in the Code shall be deemed to alter any employment at will or other status of an employee or to otherwise create for an employee an enforceable right against the company, its directors or its officers or against any other employee or third party.

Certification of Compliance

     I have read and understand the Zale Corporation Code of Business Conduct and Ethics (the “Code”). I understand that the Code applies to all directors, officers and other employees of Zale Corporation and its subsidiaries (collectively, the “Company”), and I hereby agree that I will fully comply with all provisions of the Code and will report any suspected violations of the Code to my supervisor, senior management or the general counsel of the Company.

     I further understand that all directors, officers and other employees, regardless of whether they sign this certification, are expected to comply with the provisions of the Code and to report any suspected violations of the Code.

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